

Secretary of State

Wyoming Secretary of State

2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Mar 15 2019 7:52AM
Original ID: 2019-000846129

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:

AllTheBelts LLC

II. The name and physical address of the registered agent of the limited liability company is:

United States Corporation Agents, Inc.
1623 Central Ave Ste 18
Cheyenne, WY 82001

III. The mailing address of the limited liability company is:

66 Fairmount Ave., Apt. 304
Oakland, CA 94611

IV. The principal office address of the limited liability company is:

66 Fairmount Ave., Apt. 304
Oakland, CA 94611

V. The organizer of the limited liability company is:

Legalzoom.com, Inc.
101 N Brand Blvd., 11th Floor, Glendale CA 91203

Signature:	*Cheyenne Moseley*	Date: 03/15/2019
Print Name:	**Cheyenne Moseley**	
Title:	**Asst. Secretary**	
Email:	**onlinefilings@legalzoom.com**	
Daytime Phone #:	**(323) 962-8600**	



Secretary of State

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Cheyenne Moseley*	Date: 03/15/2019
Print Name:	**Cheyenne Moseley**	
Title:	**Asst. Secretary**	
Email:	**onlinefilings@legalzoom.com**	
Daytime Phone #:	**(323) 962-8600**	



Wyoming
Secretary of State

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

United States Corporation Agents, Inc., whose registered office is located at **1623 Central Ave Ste 18, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **AllTheBelts LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Cheyenne Moseley* Date: **03/15/2019**

Print Name: **Cheyenne Moseley**

Title: **Asst. Secretary**

Email: **onlinefilings@legalzoom.com**

Daytime Phone #: **(323) 962-8600**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

AllTheBelts LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **15th** day of **March, 2019** at **7:52 AM.**

Remainder intentionally left blank.



Filed Date: 03/15/2019

Edward A. Buchanan

Secretary of State

Filed Online By:

Cheyenne Moseley

on 03/15/2019